UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

November 2003

TOTAL S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-
s(b) : 82-________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: NOTICE TO NYSE
EX-99.2: INDIA: AGREEMENT
EX-99.3: TOTAL REPORTS THIRD QUARTER 2003 RESULTS
EX-99.4: CONSOLIDATED ACCOUNTS & THE NOTES THERETO
EX-99.5: U.S. GULF OF MEXICO
EX-99.6: TOTAL INAUGERATES FIRST WIND POWER PLANT
EX-99.7: TOTAL SIGNS AGREEMENT (RUB AL-KHALI)
EX-99.8: COMMISSIONING OF PILOT DIMETHYL ETHER
EX-99.9: NIGERIA: TOTAL SIGNS A NEW CONTRACT
EX-99.10: TOTAL AND GAZ DE FRANCE (GSO, CMF)
EX-99.11: KAZAKHSTAN: HYDROCARBON DISCOVERIES
EX-99.12: TOTAL AND L'OREAL (SANOFI-SYNTHELABO)
EX-99.13: PRODUCTION START-UP OF JASMIN
EX-99.14: SALES FOR 2003 1ST NINE MONTHS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date : December 3rd, 2003	By :	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1	Notice of Repurchase of Ordinary Shares of Total (October, 1st 2003).

➢	EXHIBIT 99.2 :	India : Agreement Signed to Build a Liquefied Petroleum Gas Import and Storage Terminal (November 6, 2003).

➢	EXHIBIT 99.3 :	Total reports third quarter 2003 results (November 7, 2003).

➢	EXHIBIT 99.4 :	Total S.A.’s Consolidated Accounts for the First Nine Months Ended September 30, 2003, together with the Notes thereto (November 7, 2003).

➢	EXHIBIT 99.5 :	U.S. Gulf of Mexico : Start-up of Matterhorn (November 12, 2003).

➢	EXHIBIT 99.6 :	Total Inaugurates First Wind Power Plant at the Les Flandres Refinery in Mardyck, France (November 14, 2003).

➢	EXHIBIT 99.7 :	Total Signs Agreement to Explore the Southern Part of the Rub Al-Khali (November 15, 2003).

➢	EXHIBIT 99.8 :	Commissioning of Pilot Dimethyl Ether Production Plant in Japan (November 18, 2003).

➢	EXHIBIT 99.9 :	Nigeria : Total Signs a new Production Sharing Contract for Deep Offshore Concession in Nigeria (November 20, 2003).

➢	EXHIBIT 99.10 :	France : Total and Gaz de France Separate Their Cross-Shareholdings in GSO and CFM and Total to Acquire an Interest in the Fos Cavaou LNG Terminal (November 24, 2003).

➢	EXHIBIT 99.11 :	Kazakhstan : Hydrocarbon discoveries on Aktote and Kashagan SouthWest (November 25, 2003).

➢	EXHIBIT 99.12 :	Total and L’Oréal will not renew their Sanofi-Synthélabo shareholders’ agreement (November 28, 2003).

➢	EXHIBIT 99.13 :	Production Start-up of Jasmim, Offshore Angola (December 2, 2003).

➢	EXHIBIT 99.14 :	Total’s sales for 2003 first nine months